Pillsbury Winthrop Shaw Pittman LLP
2300 N Street, NW | Washington, DC 20037-1122 | tel 202.663.8000 | fax 202.663.8007

Tel 202.663.8323
jing.zhang@pillsburylaw.com

VIA EDGAR

Ms. Kate Beukenkamp
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	China Forestry Industry Group, Inc.
Form 8-K/A
Filed June 9, 2011
File No. 000-52843

China Forestry Industry Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Form 10-Q for Fiscal Quarter Ended March 31, 2011
File No. 000-52843

Dear Ms. Beukenkamp:

Reference is made to the two letters, each dated June 23, 2011, setting forth the comments (the “Comment Letters”) of the staff of the Division of Corporation Finance of the Securities and Exchange Commission regarding the above-referenced Amendment to Form 8-K of China Forestry Industry Group, Inc. (the “Company”) filed with the Securities and Exchange Commission on June 9, 2011, the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2010 and the Company’s quarterly report on Form 10-Q for the period ended March 31, 2011.

In accordance with my conversation with you on July 12, 2011, I am hereby requesting, on behalf of the Company, an extension for filing its responses to the Comment Letters. The Company will use diligent efforts to provide its responses to the Staff by the close of business on July 21, 2011.

Should you have any questions regarding this letter, please do not hesitate to contact me at (202) 663-8323.

Sincerely,

/s/ Jing Zhang
Jing Zhang